As filed with the Securities and Exchange Commission on December 5, 2016

File No. 812-14219

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 5 TO THE APPLICATION FOR AN ORDER PURSUANT TO

SECTIONS 17(d), 57(a)(4) AND 57(i) OF THE INVESTMENT COMPANY ACT OF 1940

AND RULE 17d-1 THEREUNDER PERMITTING CERTAIN JOINT TRANSACTIONS

OTHERWISE PROHIBITED BY SECTIONS 17(d), 57(a)(4) AND 57(i) OF THE

INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1 THEREUNDER

GOLDMAN SACHS BDC, INC., GOLDMAN SACHS PRIVATE MIDDLE MARKET

CREDIT LLC, GOLDMAN SACHS MIDDLE MARKET LENDING LLC, GOLDMAN

SACHS ASSET MANAGEMENT, L.P.

All Communications, Notices and Orders to:

David Plutzer, Esq.

Goldman Sachs Asset Management, L.P.

200 West Street, 15th Floor

New York, NY 10282

Copies to:

James Silk, Esq. Margery K. Neale, Esq. Willkie Farr & Gallagher LLP 787 Seventh Avenue New York, NY 10019	Geoffrey R.T. Kenyon, Esq. Thomas J. Friedmann, Esq. Dechert LLP 1095 Avenue of the Americas New York, NY 10036	Steven B. Boehm, Esq. Cynthia M. Krus, Esq. Sutherland Asbill & Brennan LLP 700 Sixth Street, NW, Suite 700 Washington, DC 20001

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UNITED STATES OF AMERICA

Before the

SECURITIES AND EXCHANGE COMMISSION

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In the Matter of:

GOLDMAN SACHS BDC, INC., GOLDMAN SACHS PRIVATE MIDDLE MARKET CREDIT LLC, GOLDMAN SACHS MIDDLE MARKET LENDING LLC, GOLDMAN SACHS ASSET MANAGEMENT, L.P.

200 West Street, 15th Floor

New York, NY 10282

File No. 812-14219

Investment Company Act of 1940

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AMENDMENT NO. 5 TO THE APPLICATION FOR AN ORDER PURSUANT TO SECTIONS 17(d), 57(a)(4) AND 57(i) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1 THEREUNDER PERMITTING CERTAIN JOINT TRANSACTIONS OTHERWISE PROHIBITED BY SECTIONS 17(d), 57(a)(4) AND 57(i) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1 THEREUNDER

I.	SUMMARY OF APPLICATION

The following entities hereby request an order (the “Order”) from the Securities and Exchange Commission (the “Commission”) pursuant to Sections 17(d) and 57(i), and Rule 17d-11 under the Investment Company Act of 1940, as amended (the “Act” or the “1940 Act”)2, authorizing certain joint transactions that otherwise may be prohibited by Sections 17(d) and 57(a)(4) of the Act and Rule 17d-1 under the Act.

•	Goldman Sachs BDC, Inc. (“BDC I”), a closed-end investment company that has elected to be treated as a business development company (“BDC”) pursuant to Section 54 of the Act,[3] on behalf of itself and its successors,[4]

•	Goldman Sachs Private Middle Market Credit LLC (“BDC II”), a closed-end investment company that has elected to be treated as a BDC pursuant to Section 54 of the Act, on behalf of itself and its successors,

[1]	Unless otherwise indicated, all rule references herein are to rules under the Act.
[2]	Unless otherwise indicated, all section references herein are to the Act.
[3]	Section 2(a)(48) of the Act defines a BDC to be any closed-end investment company that operates for the purpose of making investments in securities described in Sections 55(a)(1) through 55(a)(3) of the Act and makes available significant managerial assistance with respect to the issuers of such securities.
[4]	For the purposes of the requested Order, a “successor” includes an entity or entities that result from a reorganization into another jurisdiction or a change in the type of business organization.

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•	Goldman Sachs Middle Market Lending LLC (“BDC III” and, collectively with BDC I and BDC II, the “Companies”), a closed-end investment company that intends to elect to be treated as a BDC pursuant to Section 54 of the Act, on behalf of itself and its successors,

•	Goldman Sachs Asset Management, L.P. (the “Adviser”), on behalf of itself and its successors (together with the Companies, the “Applicants”).[5]

In particular, the relief requested in this application (the “Application”) would permit a Regulated Fund6 and one or more other Regulated Funds and/or one or more Affiliated Funds7 to (a) co-invest with each other in investment opportunities in which the Adviser negotiates terms in addition to price (“Private Placement Investments”) and (b) make additional investments in such issuers, including through the exercise of warrants, conversion privileges, and other rights to purchase securities of the issuers (“Follow-On Investments”) through a proposed co-investment program (the “Co-Investment Program”) where such participation would otherwise be prohibited under Section 17(d) or Section 57(a)(4) and the rules under the Act. The term “Co-Investment Transaction” means any transaction in which a Regulated Fund (or its Wholly-Owned Investment Sub)8 participates together with one or more other Regulated Funds and/or one or more Affiliated Funds in reliance on the Order.9 “Potential Co-Investment Transaction” means any investment opportunity in which a Regulated Fund (or its Wholly-Owned Investment Sub) could not participate together with one or more other Regulated Funds and/or one or more Affiliated Funds without obtaining and relying on the Order.

[5]	All existing entities that currently intend to rely upon the requested Order have been named as Applicants. Any other existing or future entity that subsequently relies on the Order will comply with the terms and conditions of the Application.
[6]	The term “Regulated Fund” refers to (i) BDC I, (ii) BDC II, (iii) BDC III, once it has elected to be regulated as a BDC under the Act, and (iv) any Future Regulated Fund. The term “Future Regulated Fund” means any closed-end management investment company that (a) is registered under the Act or has elected to be regulated as a BDC under the Act, (b) whose investment adviser is the Adviser, and (c) intends to participate in the Co-Investment Program.
[7]	The term “Affiliated Fund” means an entity (i) whose investment adviser is the Adviser; (ii) that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the 1940 Act and (iii) that intends to participate in the Co-Investment Program. No Affiliated Funds exist at this time.
[8]	The term “Wholly-Owned Investment Sub” means an entity (a) whose sole business purpose is to hold one or more investments on behalf of a Regulated Fund (and, in the case of an SBIC Subsidiary (as defined below), maintain a license under the SBA Act (as defined below) and issue debentures guaranteed by the SBA (as defined below)); (b) that is wholly-owned by the Regulated Fund (with the Regulated Fund at all times holding, beneficially and of record, 100% of the voting and economic interests), (c) with respect to which the Regulated Fund’s Board of Directors has the sole authority to make all determinations with respect to the entity’s participation under the conditions to this Application; and (d) that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the 1940 Act. All subsidiaries of the Regulated Fund participating in Co-Investment Transactions will be Wholly-Owned Investment Subs. The term “SBIC Subsidiary” means a Wholly-Owned Investment Sub that is licensed by the Small Business Administration (the “SBA”) to operate under the Small Business Investment Act of 1958, as amended, (the “SBA Act”) as a small business investment company (an “SBIC”).
[9]	No Non-Interested Director (as defined below) of a Regulated Fund will have a direct or indirect financial interest in any Co-Investment Transaction (other than indirectly through share ownership in one of the Regulated Funds), including any interest in any company whose securities would be acquired in a Co-Investment Transaction.

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A Regulated Fund may, from time to time, form a Wholly-Owned Investment Sub. Such a subsidiary would be prohibited from investing in a Co-Investment Transaction with any other Regulated Fund or Affiliated Fund because it would be a company controlled by its parent Regulated Fund for purposes of Section 57(a)(4) and Rule 17d-1. Applicants request that each Wholly-Owned Investment Sub be permitted to participate in Co-Investment Transactions in lieu of its parent Regulated Fund and that the Wholly-Owned Investment Sub’s participation in any such transaction be treated, for purposes of the Order, as though the Regulated Fund were participating directly. Applicants represent that this treatment is justified because a Wholly-Owned Investment Sub would have no purpose other than serving as a holding vehicle for the Regulated Fund’s investments and, therefore, no conflicts of interest could arise between the Regulated Fund and the Wholly-Owned Investment Sub. The Regulated Fund’s Board would make all relevant determinations under the conditions with regard to a Wholly-Owned Investment Sub’s participation in a Co-Investment Transaction, and the Regulated Fund’s Board would be informed of, and take into consideration, any proposed use of a Wholly-Owned Investment Sub in the Regulated Fund’s place. If the Regulated Fund proposes to participate in the same Co-Investment Transaction with any of its Wholly-Owned Investment Subs, the Board will also be informed of, and take into consideration, the relative participation of the Regulated Fund and the Wholly-Owned Investment Sub.

Applicants do not seek, and any order would not provide, relief from any applicable requirements under section 13 of the Bank Holding Company Act of 1956 or the Commission’s final rule thereunder, including the limitations set forth in Section 12(a)(2) of the Commission’s final rule.

II.	BACKGROUND

A.	Goldman Sachs BDC, Inc.

BDC I was organized on September 26, 2012 as Goldman Sachs Liberty Harbor Capital, LLC, a Delaware limited liability company, and commenced operations on November 15, 2012, using cash capital contributions from The Goldman Sachs Group, Inc. (“Goldman Sachs”). On March 29, 2013, BDC I filed an election to be treated as a BDC under the Act. On April 1, 2013, BDC I (i) converted to a Delaware corporation, (ii) changed its name to Goldman Sachs BDC, Inc., and (iii) consummated the first of several private placement transactions in which it issued an aggregate of $516.1 million of common stock. On March 23, 2015, BDC I closed its initial public offering of 6,000,000 shares of common stock at $20.00 per share. As of September 30, 2016, Goldman Sachs owned approximately 17.85% of BDC I’s outstanding common stock.

BDC I has elected to be treated as a regulated investment company (“RIC”) under Subchapter M of the Internal Revenue Code of 1986, as amended (the “Code”), and intends to continue to so qualify for so long as it maintains its BDC status. BDC I’s principal place of business is 200 West Street, New York, NY 10282.

BDC I’s investment objective is to generate current income and, to a lesser extent, capital appreciation primarily through direct originations of secured debt, including first lien, first lien/last-out unitranche and second lien debt, and unsecured debt, including mezzanine debt, as well as through select equity investments. BDC I invests primarily in U.S. middle-market

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companies, which the Adviser believes have been underserved in recent years by traditional providers of capital such as banks and the public debt markets. However, BDC I may from time to time invest in larger or smaller companies. The term “middle-market” generally refers to companies with earnings before interest expense, income tax expense, depreciation and amortization, or “EBITDA,” of between $5 million and $75 million annually. The term “mezzanine” refers to a loan that ranks senior only to a borrower’s equity securities and ranks junior in right of payment to all of such borrower’s other indebtedness. BDC I makes investments through both primary originations and secondary purchases. BDC I invests across a number of different industries. BDC I’s investments typically have maturities between three and ten years and generally range in size between $10 and $75 million, although it may make larger or smaller investments on occasion.

In addition to investments in U.S. middle-market companies, BDC I may invest a portion of its capital in opportunistic investments, such as in large U.S. companies, foreign companies, stressed or distressed debt, structured products or private equity. Such investments are intended to enhance BDC I’s risk adjusted returns to shareholders, and the proportion of these types of investments will change over time given BDC I’s views on, among other things, the economic and credit environment in which BDC I is operating, although these types of investments generally will constitute less than 30% of BDC I’s total assets.

The instruments in which BDC I invests typically are not rated by any rating agency, but the Adviser believes that if such instruments were rated, they would be rated below investment grade (rated lower than “Baa3” by Moody’s Investors Service and lower than “BBB-” by Fitch Ratings or Standard & Poor’s Rating Services), which is an indication of having predominantly speculative characteristics with respect to an issuer’s capacity to pay interest and repay principal.

BDC I’s business and affairs are managed under the direction of a Board,10 a majority of whom are Non-Interested Directors.11

B.	Goldman Sachs Private Middle Market Credit LLC

BDC II was organized on December 23, 2015 as Goldman Sachs Private Middle Market Credit LP, a Delaware limited partnership. On April 4, 2016, BDC II converted into a limited liability company, at which time its name was changed to Goldman Sachs Private Middle Market Credit LLC. BDC II filed an election to be treated as a BDC under the Act on July 13, 2016. BDC II issued interests to investors12 following that date pursuant to an initial private placement offering upon its initial drawdown on capital commitments.

[10]	The term “Board” means, with respect to any Regulated Fund, the board of directors of that Regulated Fund.
[11]	The term “Non-Interested Directors” means, with respect to any Board, the directors who are not “interested persons” within the meaning of Section 2(a)(19).
[12]	For purposes of this Application, the investors in a Regulated Fund organized as a limited liability company are referred to as “shareholders”.

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BDC II intends to elect to be treated as a RIC under Subchapter M of the Code, and intends to continue to so qualify for so long as it maintains BDC status. BDC II’s principal place of business is 200 West Street, New York, NY 10282.

BDC II’s investment objective is to generate current income and, to a lesser extent, capital appreciation, primarily through investing in first lien, first lien/last-out unitranche and second lien debt, and unsecured debt, including mezzanine debt, as well as through select equity investments, primarily through direct originations. BDC II may make multiple investments in the same portfolio company. BDC II expects to invest, under normal circumstances, at least 80% of its net assets (plus any borrowings for investment purposes), directly or indirectly in private middle-market credit obligations and related instruments, including without limitation in other income-producing assets. The term “private middle-market credit obligations and related instruments” is used to refer to loans and other forms of extensions of credit to, or securities or other instruments that provide exposure to the credit of, private middle-market companies. BDC II expects to directly or indirectly invest at least 70% of its total assets in middle-market companies domiciled in the United States. BDC II may from time to time invest opportunistically in large U.S. companies, non-U.S. companies, stressed or distressed debt, structured products, private equity or other opportunities, subject to limits imposed by the Act.

BDC II’s business and affairs are managed under the direction of a Board, a majority of whom are Non-Interested Directors.

C.	Goldman Sachs Middle Market Lending LLC

BDC III was organized on June 13, 2016 as Goldman Sachs Middle Market Lending LLC, a Delaware limited liability company. BDC III is expected to convert to a Delaware corporation and elect to be treated as a BDC under the Act prior to the issuance of interests to investors in a private placement transaction.

BDC III expects to elect to be treated as a RIC under Subchapter M of the Code, and intends to continue to so qualify for so long as it maintains BDC status. BDC III’s principal place of business will be 200 West Street, New York, NY 10282.

BDC III’s investment objective will be to generate current income and, to a lesser extent, capital appreciation, primarily through direct originations of secured debt, including first lien, first lien/last-out unitranche and second lien debt, and unsecured debt, including mezzanine debt, as well as through select equity investments. BDC III may make multiple investments in the same portfolio company. BDC III expects to invest, under normal circumstances, at least 80% of its net assets (plus any borrowings for investment purposes), in middle-market corporate credit obligations and related instruments, including other income-producing assets. The term “middle-market corporate credit obligations and related instruments” is used to refer to loans and other forms of extensions of credit to, or securities or other instruments that provide exposure to the credit of, middle-market companies. BDC III expects to invest primarily in U.S. middle-market companies. BDC III may from time to time invest opportunistically in large U.S. companies, non-U.S. companies, stressed or distressed debt, structured products, private equity or other opportunities, subject to limits imposed by the Act.

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BDC III’s business and affairs are managed under the direction of a Board, a majority of whom are Non-Interested Directors.

D.	Goldman Sachs and the Adviser

The Adviser, a Delaware limited partnership that is registered with the Commission as an investment adviser under the Investment Advisers Act of 1940, serves as each Company’s investment adviser. Subject to the supervision of the applicable Company’s Board, the Adviser manages each Company’s day-to-day operations and provides each Company with investment advisory and management services and certain administrative services. The Adviser is indirectly wholly-owned by Goldman Sachs, a public company that is a bank holding company, financial holding company and a world-wide, full-service financial services organization. The Adviser has been providing financial solutions for investors since 1988 and had over $1 trillion of assets under supervision as of September 30, 2016. The Adviser’s services under the Investment Management Agreement with each Company are not exclusive to such Company, and the Adviser is free to furnish similar services to other clients, consistent with its fiduciary duties to the respective Company.

The Adviser is responsible for identifying investment opportunities for each Company, conducting research and due diligence on prospective investments, structuring each Company’s investments and monitoring and servicing each Company’s investments. The Adviser’s Credit Alternatives Unit (the “Credit Alternatives Unit”) performs such responsibilities with respect to investments made by each Company. The Adviser, through its Credit Alternatives Unit or another business unit, also expects to perform such responsibilities with respect to investments made by any Future Regulated Fund. As of September 30, 2016, the Credit Alternatives Unit had 33 investment professionals. The Credit Alternatives Unit currently has an investment committee comprising five voting members, as well as three non-voting members with operational, compliance or legal expertise. The investment committee is responsible for approving all of each Company’s investments. The investment committee also monitors investments in each Company’s portfolio and approves all asset dispositions. At present, the Credit Alternatives Unit is the only unit of the Adviser that advises Regulated Funds that will participate in the Co-Investment Program. However, the Adviser may advise other Regulated Funds in the future through the Credit Alternatives Unit or through other investment advisory units.

The Adviser has sole responsibility for sourcing and evaluating any Potential Co-Investment Transaction for the Co-Investment Program.

III.	ORDER REQUESTED

The Applicants request the Order of the Commission under Sections 17(d) and 57(i) under the Act, and Rule 17d-1 under the Act to permit, subject to the terms and conditions set forth below in this Application (the “Conditions”), one or more Regulated Funds to be able to participate in Co-Investment Transactions with one or more other Regulated Funds and/or one or more Affiliated Funds.

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The Regulated Funds and Affiliated Funds seek relief to invest in Co-Investment Transactions because such Co-Investment Transactions would otherwise be prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 under the 1940 Act. This Application seeks relief in order to (i) enable the Regulated Funds and Affiliated Funds to avoid the practical difficulties of trying to structure, negotiate and persuade counterparties to enter into transactions while awaiting the granting of the relief requested in individual applications with respect to each Co-Investment Transaction that arises in the future and (ii) enable the Regulated Funds and the Affiliated Funds to avoid the significant legal and other expenses that would be incurred in preparing such individual applications.

A.	Section 17(d) and Section 57(a)(4)

Section 17(d) of the 1940 Act generally prohibits an affiliated person (as defined in Section 2(a)(3) of the 1940 Act), or an affiliated person of such affiliated person, of a registered investment company acting as principal, from effecting any transaction in which the registered investment company is a joint or a joint and several participant, in contravention of such rules as the Commission may prescribe for the purpose of limiting or preventing participation by the registered investment company on a basis different from or less advantageous than that of such other participant. Rule 17d-1 under the 1940 Act generally prohibits participation by a registered investment company and an affiliated person (as defined in Section 2(a)(3) of the 1940 Act) or principal underwriter for that investment company, or an affiliated person of such affiliated person or principal underwriter, in any “joint enterprise or other joint arrangement or profit-sharing plan,” as defined in the rule, without prior approval by the Commission by order upon application.

Similarly, with regard to BDCs, Section 57(a)(4) prohibits certain persons specified in Section 57(b) of the 1940 Act from participating in a joint transaction with a BDC, or a company controlled by a BDC in contravention of rules as prescribed by the Commission. In particular Section 57(a)(4) applies to:

•	Any director, officer, employee, or member of an advisory board of a BDC; or any person (other than the BDC itself) who is an affiliated person of the forgoing pursuant to Section 2(a)(3)(C) of the 1940 Act; or

•	Any investment adviser or promoter of, general partner in, principal underwriter for, or person directly or indirectly either controlling, controlled by, or under common control with, a BDC[13]; or any person who is an affiliated person of any of the forgoing within the meaning of Section 2(a)(3)(C) or (D) of the 1940 Act.

Section 2(a)(3)(C) of the 1940 Act defines an “affiliated person” of another person to include any person directly or indirectly controlling, controlled by, or under common control with, such other person. Section 2(a)(9) of the 1940 Act defines “control” as the power to exercise a controlling influence over the management or policies of a company, unless such power is solely the result of an official position with that company. Under Section 2(a)(9) a

[13]	Excluded from this category are the BDC itself and any person who, if it were not directly or indirectly controlled by the BDC, would not otherwise be under common control with the BDC.

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person who beneficially owns, either directly or through one or more controlled companies, more than 25% of the voting securities of a company is presumed to control such company. The Commission and its staff have indicated on a number of occasions their belief that an investment adviser controls the fund that it advises, absent compelling evidence to the contrary.14 The Adviser is the investment adviser to the Companies and will be the investment adviser to each Future Regulated Fund. In addition, the Adviser is or will be the investment adviser of each Affiliated Fund. The Regulated Funds and Affiliated Funds may be deemed to be under common control, and thus affiliated persons of each other under Section 2(a)(3)(C) of the 1940 Act. As a result, these relationships might cause each Regulated Fund and each Affiliated Fund participating in Co-Investment Transactions to be subject to Sections 17(d) or 57(a)(4), and thus subject to the provisions of Rule 17d-1.

B.	Rule 17d-1

Rule 17d-1 under the 1940 Act generally prohibits participation by a registered investment company and an affiliated person (as defined in Section 2(a)(3) of the 1940 Act) or principal underwriter for that investment company, or an affiliated person of such affiliated person or principal underwriter, in any “joint enterprise or other joint arrangement or profit-sharing plan,” as defined in the rule, without prior approval by the Commission by order upon application.

Rule 17d-1 was promulgated by the Commission pursuant to Section 17(d) and made applicable to BDCs by Section 57(i). Section 57(i) of the 1940 Act provides that, until the Commission prescribes rules under Section 57(a)(4), the Commission’s rules under Section 17(d) of the 1940 Act applicable to registered closed-end investment companies will be deemed to apply. Because the Commission has not adopted any rules under Section 57(a)(4), Rule 17d-1 applies.

Applicants seek relief pursuant to Rule 17d-1, which permits the Commission to authorize joint transactions upon application. In passing upon applications filed pursuant to Rule 17d-1, the Commission is directed by Rule 17d-1(b) to consider whether the participation of a registered investment company or controlled company thereof in the joint enterprise or joint arrangement under scrutiny is consistent with provisions, policies and purposes of the 1940 Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.

The Commission has stated that Section 17(d), upon which Rule 17d-1 is based, and upon which Section 57(a)(4) was modeled, was designed to protect investment companies from self-dealing and overreaching by insiders. The Commission has also taken notice that there may be transactions subject to these prohibitions that do not present the dangers of overreaching. See Protecting Investors: A Half-Century of Investment Company Regulation, 1504 Fed.Sec.L.Rep., Extra Edition (May 29, 1992) at 448, et seq. The Court of Appeals for the Second Circuit has

[14]	See, e.g., In re Investment Company Mergers, SEC Rel. No. IC-25259 (Nov. 8, 2001); In re Steadman Security Corp., 46 S.E.C. 896, 920 n.81 (1977) (“[T]he investment adviser almost always controls the fund. Only in the very rare case where the adviser’s role is simply that of advising others who may or may not elect to be guided by his advice…can the adviser realistically be deemed not in control.”).

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enunciated a like rationale for the purpose behind Section 17(d): “The objective of [Section] 17(d) … is to prevent…injuring the interest of stockholders of registered investment companies by causing the company to participate on a basis different from or less advantageous than that of such other participants.” Securities and Exchange Commission v. Talley Industries, Inc., 399 F.2d 396, 405 (2d Cir. 1968), cert. denied, 393 U.S. 1015 (1969). Furthermore, Congress acknowledged that the protective system established by the enactment of Section 57 is “similar to that applicable to registered investment companies under Section 17 of the Act, and rules thereunder, but is modified to address concerns relating to unique characteristics presented by business development companies.” H.Rep. No. 96-1341, 96th Con., 2d Sess. 45 (1980) reprinted in 1980 U.S.C.C.A.N. 4827.

Applicants believe that the terms and conditions of this Application would ensure that the conflicts of interest that Section 17(d) and Section 57(a)(4) were designed to prevent would be addressed and the standards for an order under Rule 17d-1 are met.

C.	Protection Provided by the Proposed Conditions

Applicants believe that the proposed Conditions, as discussed more fully in Section III.D of this Application, will ensure the protection of shareholders of the Regulated Funds and compliance with the purposes and policies of the Act with respect to the Co-Investment Transactions. In particular, the Conditions, as outlined below, would ensure that each Regulated Fund would only invest in investments that are appropriate to the interests of shareholders and the investment needs and abilities of that Regulated Fund. In addition, each Regulated Fund would be able to invest on equal footing with each other Regulated Fund and/or one or more Affiliated Funds, including identical terms, conditions, price, class of securities purchased, settlement date, and registration rights. Each Regulated Fund would have the ability to engage in Follow-On Investments in a fair manner consistent with the protections of the other Conditions. Each Regulated Fund would have the ability to participate on a proportionate basis, at the same price and on the same terms and conditions in any sale of a security purchased in a Co-Investment Transaction. Fees and expenses of Co-Investment Transactions would be borne by the Adviser, or shared pro rata among the Regulated Funds and Affiliated Funds who participate in the Co-Investment Transactions. The Conditions would also prevent a Regulated Fund from investing in any issuer in which another Regulated Fund, Affiliated Fund, or any affiliated person thereof, is an existing investor, which eliminates the possibility of a Regulated Fund being forced to invest in a manner that would benefit an affiliated person’s existing investment. Also, sufficient records of the transactions would be maintained to permit the examination staff of the Commission to monitor compliance with the terms of the requested order.

The Conditions impose a variety of duties on the Adviser with respect to Co-Investment Transactions and Potential Co-Investment Transactions by the Regulated Funds. These duties include determinations regarding investment appropriateness, the appropriate level of investment, and the provision of information to the Board of any Regulated Fund. In addition, when considering Potential Co-Investment Transactions for any Regulated Fund, the Adviser will consider only the Objectives and Strategies,15 Board-Established Criteria,16 investment

[15]	The term “Objectives and Strategies” means a Regulated Fund’s investment objectives and strategies as described in the Regulated Fund’s registration statement, other filings the Regulated Fund has made with the Commission under the Securities Act of 1933 or the Securities Exchange Act of 1934, and the Regulated Fund’s reports to shareholders.
[16]	The term “Board-Established Criteria” means criteria that the Board of the applicable Regulated Fund may establish from time to time to describe the characteristics of Potential Co-Investment Transactions which would be within the Regulated Fund’s then-current Objectives and Strategies that the Adviser should consider as appropriate for the Regulated Fund. If no Board-Established Criteria are in effect for a Regulated Fund, then the Adviser will consider all Potential Co-Investment Transactions that fall within the then-current Objectives and Strategies for that Regulated Fund. Board-Established Criteria will be objective and testable, meaning that they will be based on observable information, such as industry/sector of the issuer, minimum EBITDA of the issuer, asset class of the investment opportunity or required commitment size, and not on characteristics that involve discretionary assessment. The Adviser may from time to time recommend criteria for the applicable Board’s consideration, but Board-Established Criteria will only become effective if approved by a majority of the Non-Interested Directors. The Non-Interested Directors of a Regulated Fund may at any time rescind, suspend or qualify its approval of any Board-Established Criterion, though Applicants anticipate that, under normal circumstances, the Board would not modify these criteria more often than quarterly.

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policies, investment positions, capital available for investment, and other pertinent factors applicable to that Regulated Fund. The participation of a Regulated Fund in a Potential Co-Investment Transaction may only be approved by a Required Majority, as defined in Section 57(o) (a “Required Majority”), of the directors of the Board eligible to vote on that Co-Investment Transaction under Section 57(o) (the “Eligible Directors”).17

Applicants believe that the use of Board-Established Criteria for each of the Regulated Funds is appropriate based on the size and scope of the Adviser’s advisory business. The Adviser considers a large number of investment opportunities, many of which would not be appropriate for one or more Regulated Funds. By using the Board-Established Criteria for a Regulated Fund, the Adviser will be able to limit the Potential Co-Investment Opportunities it considers for the Regulated Fund to objective, verifiable, and testable criteria established by the Regulated Fund’s Board. In addition to the other protections offered by the conditions to the application, using Board-Established Criteria in the allocation of Potential Co-Investment Transactions will further reduce the risk of subjectivity in the Adviser’s determination of whether an investment opportunity is appropriate for a Regulated Fund. In connection with the Board’s annual review of the continued appropriateness of any Board-Established Criteria under condition 9, the Regulated Fund’s Adviser will provide information regarding any Co-Investment Transaction (including, but not limited to Follow-On Investments) effected by the Regulated Fund that did not fit within the then-current Board-Established Criteria.

The amount of each Regulated Fund’s capital available for investment will be determined based on the amount of liquid assets not held for permanent investment, including cash, amounts that can currently be drawn down from lines of credit, marketable securities held for short-term purposes and existing commitments and reserves (if any), the targeted leverage level, targeted asset mix, and other investment policies and restrictions set from time to time by the Board of the applicable Regulated Fund or imposed by applicable laws, rules, regulations or interpretations. Likewise, an Affiliated Fund’s capital available for investment will be determined based on the amount of liquid assets not held for permanent investment, including cash, amounts that can

[17]	In the case of a Regulated Fund that is a registered fund, the Board members that make up the Required Majority will be determined as if the Regulated Fund were a BDC subject to Section 57(o).

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currently be drawn down from lines of credit, marketable securities held for short-term purposes and existing commitments and reserves (if any), the targeted leverage level, targeted asset mix, and other investment policies and restrictions set by the Affiliated Fund’s directors, general partners or adviser or imposed by applicable laws, rules, regulations or interpretations. In addition, capital available for investment includes, where applicable, bona fide uncalled capital commitments that can be called by the settlement date of the Co-Investment Transaction.

If the Adviser or its principals, or any person controlling, controlled by, or under common control with the Adviser or its principals, and the Affiliated Funds (collectively, the “Holders”) own in the aggregate more than 25 percent of the outstanding voting shares of a Regulated Fund (the “Shares”), then the Holders will vote such Shares as required under condition 14.

Applicants believe that this condition will ensure that the Non-Interested Directors will act independently in evaluating the Co-Investment Program, because the ability of the Adviser or the principals to influence the Non-Interested Directors by a suggestion, explicit or implied, that the Non-Interested Directors can be removed will be limited significantly. The Non-Interested Directors shall evaluate and approve any such independent third party, taking into account its qualifications, reputation for independence, cost to the shareholders, and other factors that they deem relevant.

In sum, the Applicants believe that the proposed Conditions would ensure that each Regulated Fund that participated in a Co-Investment Transaction does not participate on a basis different from, or less advantageous than, that of such other participants. As a result, the Applicants believe that the participation of the Regulated Funds in Co-Investment Transactions done in accordance with the Conditions would be consistent with the provisions, policies, and purposes of the 1940 Act, and would be done in a manner that was not different from, or less advantageous than, the other participants.

With respect to each Wholly-Owned Investment Sub, such a subsidiary would be prohibited from investing in a Co-Investment Transaction with any Affiliated Fund or Regulated Fund because it would be a company controlled by its parent Regulated Fund for purposes of Section 57(a)(4) of the 1940 Act and Rule 17d-1 under the 1940 Act. Applicants request that each Wholly-Owned Investment Sub be permitted to participate in Co-Investment Transactions in lieu of its parent Regulated Fund and that the Wholly-Owned Investment Sub’s participation in any such transaction be treated, for purposes of the Order, as though the parent Regulated Fund were participating directly. Applicants represent that this treatment is justified because a Wholly-Owned Investment Sub would have no purpose other than serving as a holding vehicle for the Regulated Fund’s investments and, therefore, no conflicts of interest could arise between the Regulated Fund and the Wholly-Owned Investment Sub. The Regulated Fund’s Board would make all relevant determinations under the Conditions with regard to a Wholly-Owned Investment Sub’s participation in a Co-Investment Transaction, and the Regulated Fund’s Board would be informed of, and take into consideration, any proposed use of a Wholly-Owned Investment Sub in the Regulated Fund’s place. If the Regulated Fund proposes to participate in the same Co-Investment Transaction with any of its Wholly-Owned Investment Subs, the Board will also be informed of, and take into consideration, the relative participation of the Regulated Fund and the Wholly-Owned Investment Sub.

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D.	Conditions

Applicants agree that any Order granting the requested relief shall be subject to the following conditions:

1. (a) The Adviser will establish, maintain and implement policies and procedures reasonably designed to ensure that the Adviser identifies for each Regulated Fund all Potential Co-Investment Transactions that (i) the Adviser considers for any other Regulated Fund or Affiliated Fund and (ii) fall within the Regulated Fund’s then-current Objectives and Strategies and Board-Established Criteria.

(b) When the Adviser identifies a Potential Co-Investment Transaction for a Regulated Fund under condition 1(a), the Adviser will make an independent determination of the appropriateness of the investment for the Regulated Fund in light of the Regulated Fund’s then-current circumstances.

2. (a) If the Adviser deems a Regulated Fund’s participation in any Potential Co-Investment Transaction to be appropriate for the Regulated Fund, the Adviser will then determine an appropriate level of investment for the Regulated Fund.

(b) If the aggregate amount recommended by the Adviser to be invested by the applicable Regulated Fund in the Potential Co-Investment Transaction, together with the amount proposed to be invested by the other participating Regulated Funds and Affiliated Funds, collectively, in the same transaction, exceeds the amount of the investment opportunity, the investment opportunity will be allocated among them pro rata based on each participant’s capital available for investment in the asset class being allocated, up to the amount proposed to be invested by each. The Adviser will provide the Eligible Directors of each participating Regulated Fund with information concerning each participating party’s available capital to assist the Eligible Directors with their review of the Regulated Fund’s investments for compliance with these allocation procedures.

(c) After making the determinations required in conditions 1(b) and 2(a), the Adviser will distribute written information concerning the Potential Co-Investment Transaction (including the amount proposed to be invested by each Regulated Fund and each Affiliated Fund) to the Eligible Directors of each participating Regulated Fund for their consideration. A Regulated Fund will co-invest with another Regulated Fund or an Affiliated Fund only if, prior to the Regulated Fund’s participation in the Potential Co-Investment Transaction, a Required Majority concludes that:

(i) the terms of the Potential Co-Investment Transaction, including the consideration to be paid, are reasonable and fair to the Regulated Fund and its shareholders and do not involve overreaching in respect of the Regulated Fund or its shareholders on the part of any person concerned;

(ii) the Potential Co-Investment Transaction is consistent with:

(A)	the interests of the Regulated Fund’s shareholders; and

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(B)	the Regulated Fund’s then-current Objectives and Strategies;

(iii) the investment by any other Regulated Funds or any Affiliated Funds would not disadvantage the Regulated Fund, and participation by the Regulated Fund would not be on a basis different from or less advantageous than that of any other Regulated Funds or any Affiliated Funds; provided that, if any other Regulated Fund or any Affiliated Fund, but not the Regulated Fund itself, gains the right to nominate a director for election to a portfolio company’s board of directors or the right to have a board observer or any similar right to participate in the governance or management of the portfolio company, such event shall not be interpreted to prohibit the Required Majority from reaching the conclusions required by this condition 2(c)(iii), if:

(A)	the Eligible Directors will have the right to ratify the selection of such director or board observer, if any; and

(B)	the Adviser agrees to, and does, provide periodic reports to the Board of the Regulated Fund with respect to the actions of such director or the information received by such board observer or obtained through the exercise of any similar right to participate in the governance or management of the portfolio company; and

(C)	any fees or other compensation that any Regulated Fund or any Affiliated Fund or any affiliated person of any Regulated Fund or any Affiliated Fund receives in connection with the right of a Regulated Fund or an Affiliated Fund to nominate a director or appoint a board observer or otherwise to participate in the governance or management of the portfolio company will be shared proportionately among the participating Affiliated Funds (who may each, in turn, share its portion with its affiliated persons) and the participating Regulated Funds in accordance with the amount of each party’s investment; and

(iv) the proposed investment by the Regulated Fund will not benefit the Adviser, the other Regulated Funds, the Affiliated Funds, or any affiliated person of any of them (other than the parties to the Co-Investment Transaction), except (A) to the extent permitted by condition 13, (B) to the extent permitted by Sections 17(e) or 57(k) of the Act, as applicable, (C) indirectly, as a result of an interest in the securities issued by one of the parties to the Co-Investment Transaction, or (D) in the case of fees or other compensation described in condition 2(c)(iii)(C).

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3. Each Regulated Fund has the right to decline to participate in any Potential Co-Investment Transaction or to invest less than the amount proposed.

4. The Adviser will present to the Board of each Regulated Fund, on a quarterly basis, a record of all investments in Potential Co-Investment Transactions made by any other Regulated Fund or Affiliated Fund during the preceding quarter that fell within the Regulated Fund’s then-current Objectives and Strategies and Board-Established Criteria that were not made available to the Regulated Fund, and an explanation of why the investment opportunities were not offered to the Regulated Fund. All information presented to the Board pursuant to this condition will be kept for the life of the Regulated Fund and at least two years thereafter, and will be subject to examination by the Commission and its staff.

5. Except for Follow-On Investments made in accordance with condition 8,18 a Regulated Fund will not invest in reliance on the Order in any issuer in which another Regulated Fund, Affiliated Fund, or any affiliated person of another Regulated Fund or Affiliated Fund is an existing investor. The Adviser will maintain books and records that demonstrate compliance with this condition for each Regulated Fund.

6. A Regulated Fund will not participate in any Potential Co-Investment Transaction unless the terms, conditions, price, class of securities to be purchased, settlement date, and registration rights will be the same for each participating Regulated Fund and Affiliated Fund. The grant to another Regulated Fund or an Affiliated Fund, but not the Regulated Fund, of the right to nominate a director for election to a portfolio company’s board of directors, the right to have an observer on the board of directors or similar rights to participate in the governance or management of the portfolio company will not be interpreted so as to violate this condition 6, if conditions 2(c)(iii)(A), (B) and (C) are met.

7. (a) If any Regulated Fund or an Affiliated Fund elects to sell, exchange or otherwise dispose of an interest in a security that was acquired in a Co-Investment Transaction, the Adviser will:

(i) notify each Regulated Fund that participated in the Co-Investment Transaction of the proposed disposition at the earliest practical time; and

(ii) formulate a recommendation as to participation by each Regulated Fund in the disposition.

(b) Each Regulated Fund will have the right to participate in such disposition on a proportionate basis, at the same price and on the same terms and conditions as those applicable to the participating Regulated Funds and Affiliated Funds.

[18]	This exception applies only to Follow-On Investments by a Regulated Fund in issuers in which that Regulated Fund already holds investments.

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(c) A Regulated Fund may participate in such disposition without obtaining prior approval of the Required Majority if: (i) the proposed participation of each Regulated Fund and each Affiliated Fund in such disposition is proportionate to its outstanding investments in the issuer immediately preceding the disposition; (ii) the Board of the Regulated Fund has approved as being in the best interests of the Regulated Fund the ability to participate in such dispositions on a pro rata basis (as described in greater detail in this Application); and (iii) the Board of the Regulated Fund is provided on a quarterly basis with a list of all dispositions made in accordance with this condition. In all other cases, the Adviser will provide its written recommendation as to the Regulated Fund’s participation to the Regulated Fund’s Eligible Directors, and the Regulated Fund will participate in such disposition solely to the extent that a Required Majority determines that it is in the Regulated Fund’s best interests.

(d) Each Regulated Fund and each Affiliated Fund will bear its own expenses in connection with any such disposition.

8. (a) If a Regulated Fund or an Affiliated Fund desires to make a Follow-On Investment in a portfolio company whose securities were acquired in a Co-Investment Transaction, the Adviser will:

(i) notify each Regulated Fund that participated in the Co-Investment Transaction of the proposed transaction at the earliest practical time; and

(ii) formulate a recommendation as to the proposed participation, including the amount of the proposed Follow-On Investment, by each Regulated Fund.

(b) A Regulated Fund may participate in such Follow-On Investment without obtaining prior approval of the Required Majority if: (i) the proposed participation of each Regulated Fund and each Affiliated Fund in such investment is proportionate to its outstanding investments in the issuer immediately preceding the Follow-On Investment; and (ii) the Board of the Regulated Fund has approved as being in the best interests of the Regulated Fund the ability to participate in Follow-On Investments on a pro rata basis (as described in greater detail in this Application). In all other cases, the Adviser will provide its written recommendation as to the Regulated Fund’s participation to the Eligible Directors, and the Regulated Fund will participate in such Follow-On Investment solely to the extent that a Required Majority determines that it is in the Regulated Fund’s best interests.

(c) If, with respect to any Follow-On Investment:

(i) the amount of a Follow-On Investment is not based on the Regulated Funds’ and the Affiliated Funds’ outstanding investments immediately preceding the Follow-On Investment; and

(ii) the aggregate amount recommended by the Adviser to be invested by each Regulated Fund in the Follow-On Investment, together with the amount proposed to be invested by the participating Affiliated Funds in the same transaction, exceeds the amount of the opportunity; then the amount invested by each such party will be allocated among them pro rata based on each party’s capital available for investment in the asset class being allocated, up to the amount proposed to be invested by each.

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(d) The acquisition of Follow-On Investments as permitted by this condition will be considered a Co-Investment Transaction for all purposes and subject to the other conditions set forth in this Application.

9. The Non-Interested Directors of each Regulated Fund will be provided quarterly for review all information concerning Potential Co-Investment Transactions that fell within the Regulated Fund’s then-current Objectives and Strategies and Board-Established Criteria, including investments in Potential Co-Investment Transactions made by other Regulated Funds and Affiliated Funds, that the Regulated Fund considered but declined to participate in, and concerning Co-Investment Transactions in which the Regulated Fund participated, so that the Non-Interested Directors may determine whether all Potential Co-Investment Transactions and Co-Investment Transactions during the preceding quarter, including those Potential Co-Investment Transactions which the Regulated Fund considered but declined to participate in, comply with the conditions of the Order. In addition, the Non-Interested Directors will consider at least annually (a) the continued appropriateness for the Regulated Fund of participating in new and existing Co-Investment Transactions and (b) the continued appropriateness of any Board-Established Criteria.

10. Each Regulated Fund will maintain the records required by section 57(f)(3) of the Act as if each of the Regulated Funds were a business development company and each of the investments permitted under these conditions were approved by the Required Majority under section 57(f).

11. No Non-Interested Director of a Regulated Fund will also be a director, general partner, managing member or principal, or otherwise an “affiliated person” (as defined in the 1940 Act), of an Affiliated Fund.

12. The expenses, if any, associated with acquiring, holding or disposing of any securities acquired in a Co-Investment Transaction (including, without limitation, the expenses of the distribution of any such securities registered for sale under the 1933 Act) will, to the extent not payable by the Adviser under the investment advisory agreements with the Regulated Funds and the Affiliated Funds, be shared by the Affiliated Funds and the Regulated Funds in proportion to the relative amounts of the securities held or to be acquired or disposed of, as the case may be.

13. Any transaction fee19 (including break-up or commitment fees but excluding broker’s fees contemplated by Section 17(e) or 57(k) of the 1940 Act, as applicable) received in connection with a Co-Investment Transaction will be distributed to the participating Regulated Funds and Affiliated Funds on a pro rata basis based on the amounts they invested or committed, as the case may be, in such Co-Investment Transaction. If any transaction fee is to be held by the Adviser pending consummation of the transaction, the fee will be deposited into an

[19]	Applicants are not requesting and the staff of the Commission is not providing any relief for transaction fees received in connection with any Co-Investment Transaction.

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account maintained by the Adviser at a bank or banks having the qualifications prescribed in Section 26(a)(1) of the 1940 Act, and the account will earn a competitive rate of interest that will also be divided pro rata among the participating Regulated Funds and Affiliated Funds based on the amounts they invest in such Co-Investment Transaction. None of the Affiliated Funds, the Adviser, the other Regulated Funds or any affiliated person of the Regulated Funds or Affiliated Funds will receive additional compensation or remuneration of any kind as a result of or in connection with a Co-Investment Transaction (other than (a) in the case of the Regulated Funds and Affiliated Funds, the pro rata transaction fees described above and fees or other compensation described in condition 2(c)(iii)(C) and (b) in the case of the Adviser, investment advisory fees paid in accordance with the agreements between the Adviser and the Regulated Funds or the Affiliated Funds).

14. If the Holders own in the aggregate more than 25 percent of the Shares of a Regulated Fund, then the Holders will vote such Shares as directed by an independent third party when voting on (1) the election of directors; (2) the removal of one or more directors; or (3) all other matters under either the Act or applicable State law affecting the Board’s composition, size or manner of election.

15. Each Regulated Fund’s chief compliance officer, as defined in rule 38a-1(a)(4), will prepare an annual report for its Board each year that evaluates (and documents the basis of that evaluation) the Regulated Fund’s compliance with the terms and Conditions of the application and the procedures established to achieve such compliance.

IV.	STATEMENT IN SUPPORT OF RELIEF REQUESTED

Applicants submit that allowing the Co-investment Transactions described by this Application is justified on the basis of (i) the potential benefits to the Regulated Funds and the shareholders thereof and (ii) the protections found in the terms and conditions set forth in this Application.

A.	Potential Benefits

In the absence of the relief sought hereby, in some circumstances the Regulated Funds would be limited in their ability to participate in attractive and appropriate investment opportunities. Section 17(d), Section 57(a)(4) and Rule 17d-1 of the 1940 Act should not prevent BDCs and registered investment companies from making investments that are in the best interests of their shareholders.

In cases where the Adviser identifies investment opportunities requiring larger capital commitments, it must seek the participation of other entities with similar investment styles. The ability to participate in Co-Investment Transactions that involve committing larger amounts of financing would enable each Regulated Fund to participate with one or more of the Affiliated Funds and the other Regulated Funds in larger financing commitments, which would, in turn, be expected to obtain discounted prices and increase income, expand investment opportunities and provide better access to due diligence information for the Regulated Funds. Indeed, each Regulated Fund’s inability to co-invest with one or more of the Affiliated Funds and the other Regulated Funds could potentially result in the loss of beneficial investment opportunities for

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such Regulated Fund and, in turn, adversely affect such Regulated Fund’s shareholders. For example, a Regulated Fund may lose investment opportunities if the Adviser cannot provide “one-stop” financing to a potential portfolio company. Portfolio companies may reject an offer of funding arranged by an Adviser due to a Regulated Fund’s inability to commit the full amount of financing required by the portfolio company in a timely manner (i.e., without the delay that typically would be associated with obtaining single-transaction exemptive relief from the Commission). The Adviser expects that any portfolio company that is an appropriate investment for a Regulated Fund should also be an appropriate investment for one or more other Regulated Funds and/or one or more Affiliated Funds, with certain exceptions based on available capital or diversification. The Regulated Funds, however, will not be obligated to invest, or co-invest, when investment opportunities are referred to them.

It is anticipated that a Regulated Fund’s participation in Co-Investment Transactions with one or more other Regulated Funds and/or one or more Affiliated Funds should increase the number of favorable investment opportunities for the Regulated Fund. The Adviser expects that co-investment by the Regulated Funds and the Affiliated Funds, or among the Regulated Funds themselves, will provide the Regulated Funds (through participation in a larger number and greater variety of transactions) with the ability to achieve greater diversification and, together with the Affiliated Funds, the opportunity to obtain greater attention and better deal flow from investment bankers and others who act as sources of investments. Moreover, the Adviser believes that, without the Order, the Regulated Funds and the Affiliated Funds will have less bargaining power and will be limited in their ability to exercise influence on, or control over, the portfolio companies in which they invest.

A Regulated Fund’s ability to co-invest with one or more other Regulated Funds and/or one or more Affiliated Funds would allow it to participate in transactions of a larger size. A BDC that makes investments of the type contemplated by the Companies typically limits its participation in any one transaction to a specific dollar amount, which may be determined by legal or internally imposed limits on exposure in a single investment. The Companies and any other Regulated Fund that is a BDC must also comply with certain investment limitations imposed by Section 55(a) of the Act.20 In addition, the Code imposes diversification and other requirements on companies, such as the Regulated Funds, which seek certain favorable tax treatment as a RIC under Subchapter M of the Code.21

It also would be advantageous for a Regulated Fund to have the additional capital from the Affiliated Funds and the other Regulated Funds available to meet the funding requirements of attractive investments in portfolio companies. In view of the foregoing, in cases where the Adviser identifies investment opportunities for a Regulated Fund requiring larger capital commitments, it must seek the participation of other entities with similar investment styles. The availability of the Affiliated Funds and/or the other Regulated Funds as investing partners may alleviate the necessity for a Regulated Fund to co-invest with unaffiliated entities in certain circumstances.

[20]	Section 55(a) of the Act prohibits a BDC from acquiring any asset, other than those described in Section 55(a)(1)-(7) (“Eligible Assets”), unless at the time of acquisition the ratio of Eligible Assets (net of certain assets specified in the Section) to total assets (net of certain assets specified in the Section) equals 70% or greater at the time of the acquisition of the asset (the “Section 55(a) Ratio”). Thus, if a BDC’s Section 55(a) Ratio is below 70%, it is prohibited from purchasing non-Eligible Assets.
[21]	See Section 851(b)(3) of the Code.

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Furthermore, a Regulated Fund may have to forego some investment opportunities if it cannot provide all of the financing required by a potential portfolio company. Portfolio companies may reject an offer of funding arranged by the Adviser as a result of a Regulated Fund’s inability to commit the entire amount of financing required by the portfolio company in a timely manner (i.e., without the delay that typically would be associated with obtaining single-transaction exemptive relief from the Commission or arranging a syndicated financing with unaffiliated entities). By reducing the number of instances in which a Regulated Fund’s investment limits require the Adviser to arrange a syndicated financing with unaffiliated entities, the Regulated Fund will likely be required to forego fewer attractive investment opportunities. With the assets of the Affiliated Funds along with the assets of the other Regulated Funds available for co-investment, there should be an increase in the number of favorable investment opportunities accessible to each Regulated Fund.

B.	Protective Representations and Conditions

The terms and conditions set forth in this application ensure that the proposed Co-Investment Transactions are consistent with the protection of each Regulated Fund’s shareholders and with the purposes intended by the policies and provisions of the 1940 Act. Specifically, the Conditions incorporate the following critical protections: (i) in each Co-Investment Transaction, all Regulated Funds and Affiliated Funds participating in the Co-Investment Transactions will invest at the same time for the same price and with the same terms, conditions, class, registration rights and any other rights, so that none of them receives terms more favorable than any other; (ii) a Required Majority of each Regulated Fund must approve various investment decisions with respect to such Regulated Fund in accordance with the Conditions; and (iii) the Regulated Funds are required to retain and maintain certain records.

Other than pro rata dispositions and Follow-On Investments as provided in conditions 7 and 8, and after making the determinations required in conditions 1 and 2(a), the Adviser will present each Potential Co-Investment Transaction and the proposed allocation to the Eligible Directors, and the Required Majority will approve each Co-Investment Transaction prior to any investment by the participating Regulated Fund. With respect to the pro rata dispositions and Follow-On Investments provided in conditions 7 and 8, a Regulated Fund may participate in a pro rata disposition or Follow-On Investment without obtaining prior approval of the Required Majority if, among other things: (i) the proposed participation of each Regulated Fund and each Affiliated Fund in such disposition is proportionate to its outstanding investments in the issuer immediately preceding the disposition or Follow-On Investment, as the case may be; and (ii) the Board of the Regulated Fund has approved that Regulated Fund’s participation in pro rata dispositions and Follow-On Investments as being in the best interests of the Regulated Fund. If the Board does not so approve, any such disposition or Follow-On Investment will be submitted to the Regulated Fund’s Eligible Directors. The Board of any Regulated Fund may at any time rescind, suspend or qualify its approval of pro rata dispositions and Follow-On Investments with the result that all dispositions and/or Follow-On Investments must be submitted to the Eligible Directors.

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Applicants believe that participation by the Regulated Funds in pro rata dispositions and Follow-On Investments, as provided in conditions 7 and 8, is consistent with the provisions, policies and purposes of the 1940 Act and will not be made on a basis different from or less advantageous than that of other participants. A formulaic approach, such as pro rata dispositions and Follow-On Investments, eliminates the discretionary ability to make allocation determinations, and in turn eliminates the possibility for overreaching and promotes fairness. Applicants note that the Commission has adopted a similar pro rata approach in the context of Rule 23c-2, which relates to the redemption by a closed-end investment company of less than all of a class of its securities, indicating the general fairness and lack of overreaching that such approach provides.

The foregoing analysis applies equally where a Wholly-Owned Investment Sub is involved in a Co-Investment Transaction as each Wholly-Owned Investment Sub will be treated as one company with its parent for purposes of this Application.

V.	PRECEDENTS

The Commission previously has issued orders permitting certain investment companies subject to regulation under the 1940 Act and their affiliated persons to co-invest in Private Placement Investments.22 Applicants note, in particular, that the co-investment protocol to be

[22]	NF Investment Corp., et al. (File No. 812-14472) Release Nos. IC-32362 (November 22, 2016) (order) and IC-32340 (October 27, 2016) (notice); Terra Income Fund 6, Inc., et al. (File No. 812-14452) Release Nos. IC-32349 (November 1, 2016) (order) and IC-32303 (October 4, 2016) (notice); Altegris KKR Commitments Master Fund, et al. (File No. 812-14410) Release Nos. IC-32319 (October 17, 2016) (order) and IC-32265 (September 19, 2016) (notice); AB Private Credit Investors Corporation, et al. (File No. 812-14453) Release Nos. IC-32310 (October 11, 2016) (order) and IC-32261 (September 13, 2016) (notice); OFS Capital Corporation, et al. (File No. 812-14602) Release Nos. IC-32312 (October 12, 2016) (order) and IC-32259 (September 13, 2016) (notice); Bain Capital Specialty Finance, Inc., et al. (File No. 812-14575) Release Nos. IC-32226 (August 23, 2016) (order) and IC-32197 (July 29, 2016) (notice); Carey Credit Income Fund, et al. (File No. 812-14426) Release Nos. IC-32164 (June 28, 2016) (order) and IC-32138 (June 2, 2016) (notice); Capitala Finance Corp., et al. (File No. 812-14544) Release Nos. IC-32136 (June 1, 2016) and IC-32102 (May 4, 2016) (notice); Triloma EIG Global Energy Fund, et al. (File No. 812-14429) Release Nos. IC-32132 (May 31, 2016) (order) and IC-32106 (May 5, 2016) (notice); OHA Investment Corporation, et al. (File No. 812-14482) Release Nos. IC-32094 (April 25, 2016) (order) and IC-32061 (March 30, 2016) (notice); NexPoint Capital Inc., et al. (File No. 812-14430) Release Nos. IC-32078 (April 19, 2016) (order) and IC-32048 (March 24, 2016) (notice); Crescent Capital BDC Inc., et al. (File No. 812-14454) Release Nos. IC-32056 (March 29, 2016) (order) and IC-32018 (March 2, 2016) (notice); Apollo Investment Corporation, et al. (“Apollo Investment Corporation”) (File No. 812-13784) Release Nos. IC-32057 (March 29, 2016) (order) and IC-32019 (March 2, 2016) (notice); Alcentra Capital Corporation, et al. (File No. 812-14374) Release Nos IC-31941 (December 30, 2015) (order) and IC-31927 (December 4, 2015) (notice); Full Circle Capital Corporation, et al. (File No. 812-14396) Release Nos. IC-31837 (September 23, 2015) (order) and IC-31799 (August 28, 2015) (notice); THL Credit, Inc., et al. (File No. 812-14256) Release Nos. IC-31929 (December 8, 2015) (order) and IC-31899 (November 10, 2015) (notice); Business Development Corporation of America, et al. (File No. 812-14368) Release Nos. IC-31738 (August 5, 2015) (order) and IC-31598 (May 11, 2015) (notice); Benefit Street Partners BDC, Inc., et al. (File No. 812-14126) Release Nos. IC-31686 (June 23, 2015) (order) and IC-31651 (May 27, 2015) (notice); TCW Direct Lending LLC, et al. (File No. 812-14382) Release Nos. IC-31649 (May 27, 2015) (order) and IC-31589 (April 30, 2015) (notice); Eagle Point Credit Company Inc., et al. (File No. 812-14330) Release Nos. IC-31507 (March 17, 2015) (order) and IC-31457 (February 18, 2015) (notice); Garrison Capital Inc., et al. (File No. 812-14097) Release Nos. IC-31409 (January 12, 2015) (order) and IC-31373 (December 15, 2014) (notice); TPG Specialty Lending, Inc., et al. (File No. 812-13980) Release Nos. IC-31379 (December 16, 2014) (order) and IC-31338 (November 18, 2014) (notice); Monroe Capital Corporation, et al. (File No. 812-14028) Release Nos. IC-31286 (October 15, 2014) (order) and IC-31253 (September 19, 2014) (notice); Fifth Street Finance Corp., et al. (File No. 812-14132) Release Nos. IC-31247 (September 9, 2014) (order) and IC-31212 (August 14, 2014) (notice); Solar Capital Ltd., et al. (“Solar Capital”) (File No. 812-14195) Release Nos. IC-31187 (July 28, 2014) (order) and IC-31143 (July 1, 2014) (notice).

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followed by Applicants here is substantially similar to the protocol followed by Solar Capital Ltd. and its affiliates, for which an order was granted on July 28, 201423 and that the definition of Board-Established Criteria is substantially similar to that used in the application submitted by Apollo Investment Corporation and its affiliates, for which an order was granted on March 29, 2016 (the changes made are to reflect the requested Order’s single investment adviser structure).24

VI.	PROCEDURAL MATTERS

A.	Communications

Please address all communications concerning this Application and the Notice and Order to:

David Plutzer, Esq.

Goldman Sachs Asset Management, L.P.

200 West Street, 15th Floor

New York, NY 10282

Please address any questions, and a copy of any communications, concerning this Application, the Notice and Order to:

James Silk, Esq.

Margery K. Neale, Esq.

Willkie Farr & Gallagher LLP

787 Seventh Avenue

New York, NY 10019

Copies to:

Geoffrey R.T. Kenyon, Esq. Thomas J. Friedmann, Esq. Dechert LLP 1095 Avenue of the Americas New York, NY 10036	Steven B. Boehm, Esq. Cynthia M. Krus, Esq. Sutherland Asbill & Brennan LLP 700 Sixth Street, NW, Suite 700 Washington, DC 20001

[23]	See Solar Capital, note 22 supra.
[24]	See Apollo Investment Corporation, note 22 supra.

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B.	Authorization

Pursuant to Rule 0-2(c) under the Act, Applicants hereby state that each of the Companies, by resolution duly adopted by each Board (attached hereto as Exhibits A, B and C), has authorized to cause to be prepared and to execute and file with the Commission this Application and any amendment thereto under Sections 17(d), 57(a)(4) and 57(i) of the Act and Rule 17d-1 under the Act, for an order permitting certain joint transactions that may otherwise be prohibited under Sections 17(d), 57(a)(4) and 57(i) of the Act and Rule 17d-1 under the Act. Each person executing the application on behalf of the Applicants says that he has duly executed the Application for and on behalf of the Applicants; that he is authorized to execute the Application pursuant to the terms of an operating agreement, management agreement or otherwise; and that all actions by members, directors, trustees or other bodies necessary to authorize each such deponent to execute and file the Application have been taken.

All requirements for the execution and filing of this Application in the name and on behalf of each Applicant by the undersigned have been complied with and the undersigned is fully authorized to do so and has duly executed this Application this 5th day of December, 2016.

[Signature page follows.]

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GOLDMAN SACHS BDC, INC.

By:	/s/ Brendan McGovern
Name: Brendan McGovern
Title: Authorized Signatory

GOLDMAN SACHS PRIVATE MIDDLE MARKET CREDIT LLC

By:	/s/ Brendan McGovern
Name: Brendan McGovern
Title: Authorized Signatory

GOLDMAN SACHS MIDDLE MARKET LENDING LLC

By:	/s/ Brendan McGovern
Name: Brendan McGovern
Title: Authorized Signatory

GOLDMAN SACHS ASSET MANAGEMENT, L.P.

By:	/s/ Brendan McGovern
Name: Brendan McGovern
Title: Authorized Signatory

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VERIFICATION

The undersigned states that he has duly executed the foregoing Application, dated December 5, 2016, for and on behalf of the Applicants, as the case may be, that he holds the office with such entity as indicated below and that all action by the directors, trustees, shareholders, general partners or members of each entity, as applicable, necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument and the contents thereof and that the facts set forth therein are true to the best of his knowledge, information and belief.

GOLDMAN SACHS BDC, INC.

By:	/s/ Brendan McGovern
Name: Brendan McGovern
Title: Authorized Signatory

GOLDMAN SACHS PRIVATE MIDDLE MARKET CREDIT LLC

By:	/s/ Brendan McGovern
Name: Brendan McGovern
Title: Authorized Signatory

GOLDMAN SACHS MIDDLE MARKET LENDING LLC

By:	/s/ Brendan McGovern
Name: Brendan McGovern
Title: Authorized Signatory

GOLDMAN SACHS ASSET MANAGEMENT, L.P.

By:	/s/ Brendan McGovern
Name: Brendan McGovern
Title: Authorized Signatory

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EXHIBIT A

Resolution of the Board of Directors

Goldman Sachs BDC, Inc. (the “Corporation”)

Approval of Authority to Apply to the SEC to Seek Exemptive Relief Under Sections 57(a)(4) and 57(i) and Rule 17d-1

RESOLVED, that filing of an application (the “Application”) with the U.S. Securities and Exchange Commission pursuant to Sections 57(a)(4) and 57(i) of the Investment Company Act of 1940, as amended (the “1940 Act”), for an order of exemption from the provisions of Section 57(a)(4) and Rule 17d-1 under the 1940 Act to permit the Corporation to engage in certain joint transactions that otherwise may be prohibited by Section 57(a)(4) and Rule 17d-1, is hereby approved, authorized and directed; and be it further

RESOLVED, that the appropriate officers of the Corporation, be, and each of them hereby is, authorized, empowered and directed to take all steps necessary to prepare, execute and file such documents, including any amendments thereof, as he or she may deem necessary, appropriate or convenient to carry out the intent and purpose of the foregoing resolution, including filing any further amendment to the Application for the order.

(Adopted on June 13, 2013)

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EXHIBIT B

Resolution of the Board of Directors

Goldman Sachs Private Middle Market Credit LLC (the “Fund”)

Approval of Authority to Apply to the SEC to Seek Exemptive Relief Under Sections 57(a)(4) and 57(i) and Rule 17d-1

RESOLVED, that filing of an application (the “Application”) with the U.S. Securities and Exchange Commission pursuant to Sections 57(a)(4) and 57(i) of the Investment Company Act of 1940, as amended (the “1940 Act”), for an order of exemption from the provisions of Section 57(a)(4) and Rule 17d-1 under the 1940 Act to permit the Fund to engage in certain joint transactions that otherwise may be prohibited by Section 57(a)(4) and Rule 17d-1, is hereby approved, authorized and directed; and be it further

RESOLVED, that the appropriate officers of the Fund, be, and each of them hereby is, authorized, empowered and directed to take all steps necessary to prepare, execute and file such documents, including any amendments thereof, as he or she may deem necessary, appropriate or convenient to carry out the intent and purpose of the foregoing resolution, including filing any further amendment to the Application for the order.

(Adopted on August 2, 2016)

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EXHIBIT C

Resolution of the Board of Directors

Goldman Sachs Middle Market Lending LLC (the “Fund”)

Approval of Authority to Apply to the SEC to Seek Exemptive Relief Under Sections 57(a)(4) and 57(i) and Rule 17d-1

RESOLVED, that filing of an application (the “Application”) with the U.S. Securities and Exchange Commission pursuant to Sections 57(a)(4) and 57(i) of the Investment Company Act of 1940, as amended (the “1940 Act”), for an order of exemption from the provisions of Section 57(a)(4) and Rule 17d-1 under the 1940 Act to permit the Fund to engage in certain joint transactions that otherwise may be prohibited by Section 57(a)(4) and Rule 17d-1, is hereby approved, authorized and directed; and be it further

RESOLVED, that the appropriate officers of the Fund, be, and each of them hereby is, authorized, empowered and directed to take all steps necessary to prepare, execute and file such documents, including any amendments thereof, as he or she may deem necessary, appropriate or convenient to carry out the intent and purpose of the foregoing resolution, including filing any further amendment to the Application for the order.

(Adopted on August 22, 2016)

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